

November 14, 2024

Timothy Warbington
Chief Executive Officer
Creative Medical Technology Holdings, Inc.
211 E Osborn Road
Phoenix, Arizona 85012

      Re: Creative Medical Technology Holdings, Inc.
             Registration Statement on Form S-1
             Filed November 8, 2024
             File No. 333-283091

Dear Timothy Warbington:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joshua Gorsky at 202-551-7836 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Zev M. Bomrind, Esq.